

April 14, 2011

Via Mail and Facsimile (81-3-5412-1128)

Takanobu Ito
President and Represntative Director
Honda Motor Co., Ltd.
No. 1-1, Minami-Aoyama 2 chome
Minato-ku Tokyo 107-8556
Japan

> **Re:** **Honda Motor Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed June 24, 2010**
> **File No. 001-07628**
> **Response Letter Filed March 31, 2011**

Dear Mr. Ito:

We refer you to our comment letter dated March 9, 2011 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance